UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Names of Reporting Persons Joseph M. Field

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,175,310

	8.	Shared Voting Power 1,525,636

	9.	Sole Dispositive Power 7,175,310

	10.	Shared Dispositive Power 1,525,636

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,700,946 which includes: (i) 757,895 shares of Class A common stock beneficially owned by the Reporting Person; (ii) 6,228,282 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the Reporting Person; (iii) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of the Reporting Person; (iv) 155,555 shares of Class A common stock which may be acquired through the exercise of options; (v) 33,578 shares of Class A common stock held of record by the Reporting Person as trustee of a trust; (vi) 318,462 shares of Class A common stock held of record by the spouse of Reporting Person as co-trustee of various trusts; (vii) 777,174 shares of Class A common stock beneficially owned by the Reporting Person as a director and officer of the Joseph and Marie Field Foundation; and (viii) 100,000 shares of Class A common stock beneficially owned by the spouse of the Reporting Person as the sole member of a limited liability company.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.59%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 293639100

Preliminary Note:  In accordance with Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act, the Reporting Person previously filed statements relating to securities of the Issuer on Schedule 13G.  As of July 9, 2008, however, the Reporting Person will have acquired greater than 2 percent of the Class A Common Stock of the Issuer during the preceding 12 months.  Accordingly, the Reporting Person is now filing this Schedule 13D.

Item 1.                                   Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Entercom Communications Corp., a Pennsylvania corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.

Item 2.                                   Identity and Background

(a)          Name:

This Statement is being filed by Joseph M. Field (the “Reporting Person”).

(b)          Residence or business address:

Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, Pennsylvania 19004

(c)           Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person is Chairman of Entercom Communications Corp. whose address is: 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.

(d)          Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

There is nothing to report concerning the Reporting Person.

(e)           Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any

CUSIP No. 293639100

violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

There is nothing to report concerning the Reporting Person.

(f)            Citizenship.

The Reporting Person is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Issuer securities presently beneficially owned by the Reporting Person were ultimately acquired by the Reporting Person prior to the Issuer’s initial public offering other than: (i) 100 shares acquired upon the Issuer’s initial public offering;  (ii) shares acquired upon the vesting of restricted stock or the exercise of stock options granted by the Issuer in connection with the Reporting Person’s employment with the Issuer; and (iii) 736,350 shares which were purchased by the Reporting Person in open market transactions using the Reporting Person’s personal funds.  (See Item 5(C) for disclosure regarding shares purchased in the open market).

Item 4. Purpose of Transaction.

Since the formation of the Issuer in 1968, and as of the date of this Statement, the Reporting Person has effectively controlled, and continues to effectively control, the Issuer.  Specifically, the Articles of Incorporation (the “Charter”) of the Issuer provide that each share of Class A Common Stock is entitled to one vote while each share of Class B Common Stock is entitled to ten votes when voted by the either the Reporting Person or David J. Field, subject to certain exceptions (i.e., the election of two Class A Directors; consideration of “Going Private Transactions” (as defined in the Charter); and as required by law).  As of the date of this Statement, the Reporting Person beneficially owns 6,228,282 shares of Class B common stock, which together with the Reporting Person’s beneficial interest in the Issuer’s voting securities, represents 64.2% percent of the voting power with respect to the Issuer.

From June 20, 2008 through June 25, 2008, the Reporting Person purchased 250,000 shares of Class A Common Stock of the Issuer in the open market transactions.  The Reporting Person is acquiring these shares for investment purposes.

On June 25, 2008, the Reporting Person entered into a Stock Trading Plan with Credit Suisse Securities (USA) LLC, in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “10b5-1 Plan”).  From July 1, 2008 through July 10, 2008, the Reporting Person purchased 486,350 shares of Class A Common Stock of the Issuer in the open market transactions pursuant to the 10b5-1 Plan.  The Reporting Person terminated the 10b5-1 Plan on July 10, 2008.  The Reporting Person is acquiring these shares for investment purposes.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position,

CUSIP No. 293639100

other developments concerning the Issuer, the Issuer’s investment strategy, the price level of the Issuer’s Class A Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Reporting Person, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time.

Item 5.            Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned:	8,700,946

Including: (i) 757,895 shares of Class A common stock beneficially owned by the Reporting Person; (ii) 6,228,282 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the Reporting Person; (iii) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of the Reporting Person; (iv) 155,555 shares of Class A common stock which may be acquired through the exercise of options; (v) 33,578 shares of Class A common stock held of record by the Reporting Person as trustee of a trust; (vi) 318,462 shares of Class A common stock held of record by the spouse of Reporting Person as co-trustee of various trusts; (vii) 777,174 shares of Class A common stock beneficially owned by the Reporting Person as a director and officer of the Joseph and Marie Field Foundation; and (viii) 100,000 shares of Class A common stock beneficially owned by the spouse of the Reporting Person as the sole member of a limited liability company.

(b)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	7,175,310
	(ii)	shared power to vote or to direct the vote:	1,525,636
	(iii)	sole power to dispose or to direct the disposition of:	7,175,310
	(iv)	shared power to dispose or to direct the disposition of:	1,525,636

(c)                                 During the 60 day period prior to this Statement, the Reporting Person acquired an aggregate of 736,350 shares of the Issuer’s Class A Common Stock through broker Credit Suisse Securities (USA) LLC.  These purchases include 250,000 shares purchased in the open market at the direction of the Reporting Person (purchases from June 20-June 25, 2008) and 486,350 shares purchased in the open market pursuant to the Reporting Person’s 10b5-1 Plan (purchases from July 1 – July 10, 2008) as follows:

Open Market Transactions:

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
6/20/2008	4,600	$7.49
6/20/2008	7,800	$7.50
6/20/2008	1,100	$7.51

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
6/20/2008	12,800	$7.52
6/20/2008	6,500	$7.53
6/20/2008	600	$7.55
6/20/2008	400	$7.57
6/23/2008	1,800	$7.35
6/23/2008	1,500	$7.36
6/23/2008	7,400	$7.37
6/23/2008	22,600	$7.38
6/23/2008	19,600	$7.39
6/23/2008	15,700	$7.40
6/23/2008	12,500	$7.41
6/23/2008	4,600	$7.42
6/23/2008	600	$7.43
6/23/2008	2,500	$7.44
6/23/2008	1,300	$7.45
6/23/2008	5,700	$7.46
6/23/2008	500	$7.48
6/23/2008	1,100	$7.49
6/23/2008	200	$7.50
6/23/2008	400	$7.51
6/23/2008	300	$7.57
6/23/2008	1,200	$7.58
6/23/2008	100	$7.59
6/23/2008	300	$7.60
6/23/2008	400	$7.61
6/23/2008	1,300	$7.62
6/23/2008	200	$7.63
6/24/2008	8,100	$7.17
6/24/2008	200	$7.07
6/24/2008	400	$7.04
6/24/2008	600	$7.03
6/24/2008	500	$6.99
6/24/2008	500	$7.02
6/24/2008	1,000	$7.00
6/24/2008	1,100	$7.01
6/24/2008	400	$7.06
6/24/2008	4,700	$7.05
6/24/2008	13,300	$7.18
6/24/2008	11,300	$7.19
6/24/2008	4,800	$7.23

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
6/24/2008	1,000	$7.22
6/24/2008	4,700	$7.21
6/24/2008	2,200	$7.12
6/24/2008	300	$7.11
6/24/2008	5,300	$7.24
6/24/2008	2,400	$7.25
6/24/2008	1,300	$7.20
6/24/2008	9,100	$7.13
6/24/2008	13,500	$7.16
6/24/2008	13,500	$7.14
6/24/2008	8,300	$7.15
6/24/2008	800	$7.09
6/24/2008	1,700	$7.08
6/25/2008	400	$8.00
6/25/2008	100	$7.99
6/25/2008	800	$7.83
6/25/2008	1,000	$7.86
6/25/2008	1,000	$7.89
6/25/2008	100	$7.80

Open Market Transactions pursuant to Reporting Person’s 10b5-1 Plan:

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
7/1/2008	1,900	$6.53
7/1/2008	9,200	$6.54
7/1/2008	500	$6.55
7/1/2008	900	$6.56
7/1/2008	400	$6.57
7/1/2008	1,100	$6.58
7/1/2008	200	$6.59
7/1/2008	1,200	$6.60
7/1/2008	2,400	$6.62
7/1/2008	3,200	$6.63
7/1/2008	200	$6.64
7/1/2008	300	$6.66
7/1/2008	2,500	$6.69
7/1/2008	6,000	$6.70
7/1/2008	2,800	$6.71

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
7/1/2008	1,800	$6.72
7/1/2008	4,700	$6.73
7/1/2008	2,600	$6.74
7/1/2008	3,800	$6.75
7/1/2008	900	$6.76
7/1/2008	1,100	$6.77
7/1/2008	1,700	$6.78
7/1/2008	200	$6.79
7/1/2008	200	$6.81
7/1/2008	200	$6.82
7/1/2008	100	$6.83
7/1/2008	1,300	$6.87
7/1/2008	1,900	$6.88
7/1/2008	100	$6.89
7/1/2008	1,600	$6.90
7/1/2008	600	$6.91
7/1/2008	400	$6.92
7/1/2008	500	$6.93
7/1/2008	100	$6.94
7/1/2008	2,700	$6.95
7/1/2008	2,100	$6.96
7/1/2008	6,700	$6.97
7/1/2008	300	$6.98
7/1/2008	4,900	$7.00
7/1/2008	300	$7.01
7/1/2008	1,400	$7.02
7/2/2008	200	$6.35
7/2/2008	1,100	$6.36
7/2/2008	700	$6.37
7/2/2008	200	$6.38
7/2/2008	300	$6.39
7/2/2008	200	$6.41
7/2/2008	800	$6.42
7/2/2008	800	$6.43
7/2/2008	200	$6.44
7/2/2008	2,400	$6.45
7/2/2008	1,600	$6.46
7/2/2008	100	$6.47
7/2/2008	3,800	$6.47
7/2/2008	2,779	$6.48

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
7/2/2008	2,500	$6.49
7/2/2008	4,000	$6.50
7/2/2008	2,700	$6.51
7/2/2008	3,500	$6.52
7/2/2008	3,100	$6.53
7/2/2008	6,700	$6.54
7/2/2008	2,900	$6.55
7/2/2008	5,200	$6.56
7/2/2008	900	$6.57
7/2/2008	700	$6.58
7/2/2008	2,300	$6.59
7/2/2008	100	$6.60
7/2/2008	900	$6.61
7/2/2008	2,000	$6.62
7/2/2008	500	$6.63
7/2/2008	300	$6.64
7/2/2008	100	$6.66
7/2/2008	400	$6.67
7/2/2008	200	$6.68
7/2/2008	900	$6.69
7/2/2008	1,000	$6.71
7/2/2008	3,300	$6.72
7/2/2008	1,400	$6.73
7/2/2008	400	$6.74
7/2/2008	3,900	$6.75
7/2/2008	821	$6.76
7/2/2008	600	$6.77
7/2/2008	1,100	$6.78
7/2/2008	900	$6.79
7/2/2008	2,100	$6.80
7/2/2008	1,400	$6.81
7/2/2008	3,000	$6.82
7/3/2008	700	$6.39
7/3/2008	1,100	$6.40
7/3/2008	7,200	$6.41
7/3/2008	2,100	$6.42
7/3/2008	3,700	$6.43
7/3/2008	4,200	$6.44
7/3/2008	8,500	$6.45
7/3/2008	4,400	$6.46

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
7/3/2008	6,800	$6.47
7/3/2008	3,000	$6.48
7/3/2008	700	$6.49
7/3/2008	3,500	$6.50
7/3/2008	2,000	$6.51
7/3/2008	1,300	$6.52
7/3/2008	500	$6.53
7/3/2008	2,200	$6.54
7/3/2008	1,600	$6.55
7/3/2008	900	$6.56
7/3/2008	1,000	$6.57
7/3/2008	2,300	$6.58
7/3/2008	1,600	$6.59
7/3/2008	400	$6.60
7/3/2008	300	$6.61
7/7/2008	300	$5.94
7/7/2008	300	$5.95
7/7/2008	100	$5.96
7/7/2008	100	$5.97
7/7/2008	100	$5.99
7/7/2008	200	$6.01
7/7/2008	600	$6.02
7/7/2008	500	$6.03
7/7/2008	300	$6.04
7/7/2008	100	$6.05
7/7/2008	1,000	$6.07
7/7/2008	11,200	$6.08
7/7/2008	6,300	$6.09
7/7/2008	700	$6.10
7/7/2008	2,600	$6.11
7/7/2008	4,100	$6.12
7/7/2008	400	$6.13
7/7/2008	1,700	$6.14
7/7/2008	3,700	$6.15
7/7/2008	300	$6.16
7/7/2008	600	$6.17
7/7/2008	1,300	$6.18
7/7/2008	1,400	$6.19
7/7/2008	2,200	$6.20
7/7/2008	400	$6.21

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
7/7/2008	200	$6.22
7/7/2008	400	$6.23
7/7/2008	3,700	$6.24
7/7/2008	4,600	$6.25
7/7/2008	700	$6.27
7/7/2008	400	$6.28
7/7/2008	100	$6.33
7/7/2008	5,700	$6.34
7/7/2008	11,000	$6.35
7/7/2008	2,000	$6.36
7/7/2008	300	$6.37
7/7/2008	1,800	$6.39
7/7/2008	3,600	$6.40
7/8/2008	800	$6.20
7/8/2008	400	$6.31
7/8/2008	2,300	$6.32
7/8/2008	1,400	$6.33
7/8/2008	100	$6.35
7/8/2008	500	$6.36
7/8/2008	1,700	$6.37
7/8/2008	3,100	$6.38
7/8/2008	2,000	$6.39
7/8/2008	1,600	$6.40
7/8/2008	600	$6.41
7/8/2008	100	$6.42
7/8/2008	100	$6.43
7/8/2008	1,000	$6.44
7/8/2008	400	$6.45
7/8/2008	4,600	$6.48
7/8/2008	400	$6.53
7/8/2008	1,100	$6.54
7/8/2008	4,800	$6.55
7/8/2008	1,100	$6.56
7/8/2008	15,800	$6.57
7/8/2008	3,700	$6.58
7/8/2008	600	$6.59
7/8/2008	11,500	$6.60
7/8/2008	4,300	$6.61
7/8/2008	8,100	$6.62
7/8/2008	2,900	$6.63

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
7/9/2008	200	$6.61
7/9/2008	1,400	$6.62
7/9/2008	3,000	$6.63
7/9/2008	12,900	$6.64
7/9/2008	5,300	$6.65
7/9/2008	2,800	$6.66
7/9/2008	1,800	$6.67
7/9/2008	2,400	$6.68
7/9/2008	400	$6.70
7/9/2008	1,900	$6.71
7/9/2008	700	$6.72
7/9/2008	3,000	$6.73
7/9/2008	1,100	$6.74
7/9/2008	3,000	$6.75
7/9/2008	2,600	$6.76
7/9/2008	1,300	$6.77
7/9/2008	6,500	$6.78
7/9/2008	1,500	$6.79
7/9/2008	16,600	$6.80
7/9/2008	800	$6.81
7/9/2008	500	$6.82
7/9/2008	1,900	$6.83
7/9/2008	1,200	$6.84
7/9/2008	2,200	$6.85
7/10/2008	100	$5.16
7/10/2008	100	$5.17
7/10/2008	300	$5.18
7/10/2008	100	$5.19
7/10/2008	1,400	$5.20
7/10/2008	2,400	$5.21
7/10/2008	2,350	$5.22
7/10/2008	1,400	$5.23
7/10/2008	400	$5.24
7/10/2008	1,500	$5.25
7/10/2008	2,100	$5.26
7/10/2008	1,100	$5.27
7/10/2008	1,500	$5.28
7/10/2008	1,300	$5.29
7/10/2008	400	$5.30
7/10/2008	600	$5.31

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
7/10/2008	2,000	$5.32
7/10/2008	900	$5.33
7/10/2008	2,100	$5.34
7/10/2008	1,500	$5.35
7/10/2008	300	$5.36
7/10/2008	800	$5.37
7/10/2008	200	$5.38
7/10/2008	400	$5.39
7/10/2008	1,600	$5.40
7/10/2008	2,100	$5.41
7/10/2008	300	$5.42
7/10/2008	300	$5.44
7/10/2008	700	$5.46
7/10/2008	200	$5.47
7/10/2008	100	$5.49
7/10/2008	200	$5.50
7/10/2008	100	$5.52
7/10/2008	100	$5.53
7/10/2008	100	$5.54
7/10/2008	300	$5.55
7/10/2008	200	$5.56
7/10/2008	800	$5.57
7/10/2008	200	$5.58
7/10/2008	500	$5.59
7/10/2008	1,500	$5.60
7/10/2008	300	$5.61
7/10/2008	100	$5.63
7/10/2008	400	$5.64
7/10/2008	500	$5.66
7/10/2008	300	$5.67
7/10/2008	100	$5.70
7/10/2008	500	$5.71
7/10/2008	200	$5.72
7/10/2008	1,400	$5.73
7/10/2008	800	$5.74
7/10/2008	200	$5.75
7/10/2008	300	$5.76
7/10/2008	200	$5.77
7/10/2008	500	$5.78
7/10/2008	700	$5.79

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
7/10/2008	200	$5.80
7/10/2008	200	$5.81
7/10/2008	400	$5.82
7/10/2008	100	$5.83
7/10/2008	800	$5.84
7/10/2008	200	$5.85
7/10/2008	100	$5.86
7/10/2008	100	$5.91
7/10/2008	100	$5.98
7/10/2008	1,400	$6.01
7/10/2008	1,700	$6.02
7/10/2008	100	$6.03
7/10/2008	1,200	$6.04
7/10/2008	300	$6.05
7/10/2008	600	$6.11
7/10/2008	1,400	$6.12
7/10/2008	400	$6.16
7/10/2008	1,000	$6.17

(d)                                 Shares beneficially owned by the Reporting Person include:  (i) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of the Reporting Person; (ii) 33,578 shares of Class A common stock held of record by the Reporting Person as trustee of a trust; (iii) 318,462 shares of Class A common stock held of record by the spouse of Reporting Person as co-trustee of various trusts; (iv) 777,174 shares of Class A common stock beneficially owned by the Reporting Person as a director and officer of the Joseph and Marie Field Foundation; and (v) 100,000 shares of Class A common stock beneficially owned by the spouse of the Reporting Person as the sole member of a limited liability company.

(e)                                  Not Applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.            Material to be Filed as Exhibits.

None.

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2008
Date

/s/ Joseph M. Field
Signature

Joseph M. Field
Name/Title